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Exhibit 99.1

November 12, 2009

For immediate release

WORLDCOLOR
ANNOUNCES THIRD QUARTER RESULTS

HIGHLIGHTS

  •
  Third quarter combined consolidated adjusted EBITDA increased to $103.4 million compared to $94.2 million for the third quarter of 2008

  •
  Improved combined consolidated adjusted EBITDA margins to 13.4% compared to 9.5% in the third quarter of 2008

  •
  Combined consolidated revenues of $769.9 million in the third quarter compared to $993.6 million in the third quarter of last year

  •
  Signed new and renewed agreements with important customers

        Montréal, Canada—Worldcolor (TSX: WC, WC.U) reported increased combined consolidated adjusted earnings before interest, tax, depreciation and amortization (adjusted EBITDA) in the third quarter of 2009 compared to the same period in the prior year, highlighting the Company's efforts to improve efficiencies and to align its cost structure with the current challenging economic environment.

        In the third quarter of 2009, Worldcolor generated combined consolidated revenues from continuing operations of $769.9 million compared to $993.6 million in the third quarter of 2008. Combined consolidated operating income in the third quarter of 2009 before impairment of assets, restructuring and other charges was $51.5 million compared to $33.7 million in the third quarter of 2008. Combined consolidated adjusted EBITDA was $103.4 million in the third quarter of 2009 compared to $94.2 million in the third quarter of 2008. The higher adjusted EBITDA in the quarter resulted from increased operational efficiencies and ongoing cost-containment initiatives. In the third quarter of 2009 cost of sales decreased by 26% compared to the third quarter of 2008 while revenues in the third quarter 2009 decreased by 23% compared to the same period last year. For the third quarter ended September 30, 2009, Worldcolor reported a combined consolidated net income of $13.3 million, compared to a net loss from continuing operations of $63.6 million for the same period in 2008. These results incorporated impairment of assets, restructuring and other charges (IAROC), net of income taxes, of $8.9 million compared with $5.1 million for the same period in 2008, as well as reorganization items of $13.0 million which, net of income taxes, compared to $24.0 million in the third quarter of 2008. In addition to the improvement in operating income, the Company benefited from reduced financial expense mainly due to gains on foreign exchange and lower interest expenses post emergence from creditor protection in July, 2009. With $52.9 million of cash on hand and access to a $350 million credit facility, of which $85 million was drawn on September 30, 2009, the Company believes it has adequate liquidity to achieve its operational goals going forward.

        "The new Worldcolor is making a satisfactory beginning. The quarter-over-quarter improvement in profitability exceeded our expectations. It is spread across most of our businesses and was achieved despite generally lower volumes related to the difficult global economy and reduced advertising spending in North America," said Mark Angelson, Chairman and CEO of Worldcolor. "We have important work ahead, but we see many opportunities to improve our business and our industry position. We will continue to take a disciplined and rigorous approach to improving operational efficiencies through cost-reductions across our entire platform."

        The Company recently announced new and renewed agreements with important customers including USA Weekend, Pace Communications, Macmillan and ABA Publishing. Worldcolor continues to expand and diversify its product offerings including services that allow publishers and retailers to repurpose content in a timely manner, across multiple platforms to reach the greatest audience and to maximize the return on their advertising spend.

        "We are encouraged by the positive response we have received from our customers and other stakeholders. We are focused on proactive relationships with customers and continue to make progress in renewing existing partnerships and beginning new ones," commented Mr. Angelson.

Year-to-Date

        For the three quarters of 2009, Worldcolor reported a combined consolidated net loss from continuing operations of $172.1 million, compared to a net loss from continuing operations of $289.9 million for the same period in 2008. The results for the three quarters of 2009 incorporate IAROC, net of income taxes, of $21.8 million compared to $47.8 million for the same period in 2008 as well as reorganization items of $62.1 million which, net of income taxes, compared to $62.3 million in the first three quarters of 2008. Combined consolidated revenues for the first three quarters of 2009 were $2.22 billion compared to $2.98 billion for the same period in 2008. The lower revenues are mainly due to decreased volume in addition to price erosion.

Fresh Start Reporting and combined financial results

        Upon emergence from protection under the Companies' Creditors Arrangement Act in Canada ("CCAA") and Chapter 11 in the United States, the Company is required to adopt "fresh start" financial accounting. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan of Reorganization. Enterprise value is generally defined to be the Company's estimated fair value at the Fresh Start date, less cash and cash equivalents. As a result of Fresh Start accounting Worldcolor, the Successor, became a new entity for financial reporting purposes. Accordingly, the Consolidated Financial Statements of the Successor on or after August 1, 2009 are not comparable to the Consolidated Financial Statements of the Predecessor prior to that date. However, for the readers' convenience the current financial results for the two periods have been combined in this news release.

Use of Non-GAAP Measures

        In the discussion of our 2009 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 4, "Reconciliation of non-GAAP Measures" of our third quarter 2009 management's discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and furnished to the United States Securities and Exchange Commission at www.sec.gov. A copy of our third quarter 2009 management's discussion and analysis is also available on the Company's website at www.worldcolor.com.

Cautionary Note

        In connection with its insolvency proceedings, the Company was required to prepare projected financial information to demonstrate to the U.S. Bankruptcy Court the feasibility of its Plan of Reorganization and its ability to continue operations upon emergence from bankruptcy protection. The Company filed projected financial information with the U.S. Bankruptcy Court as part of its Third Amended Disclosure Statement. The Company's financial and operating results for periods prior to August 1, 2009, being the effective date of the adoption by the Company of fresh-start accounting after the implementation of its Plan of Reorganization, are not necessarily indicative of its financial performance for any future period, and there is no guarantee that the Company will achieve its projected financial performance for the remainder of 2009 or other future periods set forth in the Third Amended Disclosure Statement. The Company is in no way updating or reaffirming any projections.

        There are numerous factors that can affect the performance of the Company's business, including the risks and uncertainties described in the Company's most recent Annual Report on Form 20-F and quarterly financial statements and corresponding management's discussion and analysis furnished to the SEC on Form 6-K, including under the captions "Forward Looking Statements" and "Risk Factors." As they relate to projected financial information filed with the U.S. Bankruptcy Court, see Appendix D to the Company's Third Amended Disclosure Statement, "Financial Projections; Notes to Financial Projections", for cautionary language regarding the projections.

Forward-looking statements

        To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, prospects of the Company's (the "Company") industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

        Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

        Important factors and assumptions as well as the Company's ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company's filings with the U. S. Securities and Exchange Commission ("SEC") and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.worldcolor.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company's filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

        Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company's expectations as of November 12, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About Worldcolor

        Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor's products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its team of approximately 20,000 employees is focused on helping clients meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its Web site at www.worldcolor.com

For further information contact:

  Tony Ross
  Vice President, Communications
  Worldcolor
  514-877-5317
  800-567-7070

  Roland Ribotti
  Vice President, Corporate Finance and Treasurer
  Worldcolor
  514-877-5143
  800-567-7070

 World Color Press Inc.

Financial Highlights

(In millions of US dollars)

(Unaudited)

	Three-month periods ended September 30		Nine-month periods ended September 30
	Combined	Predecessor	Combined	Predecessor
	2009	2008	2009	2008
Consolidated Results from Continuing Operations
Operating revenues	$769.9	$993.6	$2,224.5	$2,983.6
Adjusted EBITDA	103.4	94.2	197.0	261.1
Adjusted EBIT	51.5	33.7	42.1	70.7
IAROC	12.3	6.7	31.2	54.3
Operating income	39.2	27.0	10.9	16.4
Net income (loss) from continuing operations	13.3	(63.6)	(172.1)	(289.9)
Net income (loss)	13.3	(64.2)	(172.1)	(1,005.3)
Adjusted EBITDA margin*	13.4%	9.5%	8.9%	8.8%
Adjusted EBIT margin*	6.7%	3.4%	1.9%	2.4%
Operating margin*	5.1%	2.7%	0.5%	0.6%

Segmented Information from Continuing Operations
Operating revenues
North America	$709.7	$921.1	$2,053.0	$2,765.8
Latin America	60.2	72.5	171.5	217.8
Adjusted EBIT
North America	$51.9	$32.3	$43.0	$70.0
Latin America	1.5	2.9	6.5	7.6
Adjusted EBIT margin *
North America	7.3%	3.5%	2.1%	2.5%
Latin America	2.5%	4.0%	3.8%	3.5%

Selected Cash Flow Information
Cash provided by (used in) operating activities	$(24.9)	$19.7	$116.8	$99.4
Free cash flow (outflow) **	(57.7)	4.1	45.4	88.7

	September 30, 2009	December 31, 2008
Financial Position
Working capital	$376.5	$(2,767.3)
Total assets	2,522.4	2,820.4
Shareholders' equity (deficit)	644.9	(1,554.7)

EBITDA: Operating income before depreciation and amortization

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC

*
Margins calculated on operating revenues

**
Cash provided by operating activities, less capital expenditures, net of proceeds from disposals of assets and business disposals

Note:

        The implementation of the Plan of reorganization on July 21, 2009 (the "Effective Date") resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company has elected to adopt fresh start accounting and account for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor's new capital stock, as if such events had occurred on July 31, 2009 (the "Fresh-start Date").

        Due to our adoption of fresh start accounting, the consolidated statement of income (loss) include the results of operations for (i) the one month ended July 31, 2009 of the Predecessor and (ii) the two months ended September 30, 2009 of the Successor. Therefore, for the purpose of the analysis of the results of operations, we combined the period and year-to-date results of operations of the Predecessor and the Successor. The resulting combined results of operations for the three and nine months ended September 30, 2009 are then compared to the corresponding periods in the prior year. However, the application of fresh start accounting results in the financial statements of the Successor not being comparable to the Predecessor in many respects.

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  Exhibit 99.1
WORLDCOLOR ANNOUNCES THIRD QUARTER RESULTS
World Color Press Inc. Financial Highlights (In millions of US dollars) (Unaudited)